EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,
	2011	2012	2013
Pre-tax income (loss) from continuing operations	$(187,848)	$(134,699)	$(80,191)
Fixed charges:
Interest expense	37,926	39,653	44,042
Portion of rental expense representative of interest factor	8,421	7,149	7,664
Total fixed charges	46,347	46,802	51,706
Pre-tax income (loss) from continuing operations plus fixed charges	$(141,501)	$(87,897)	$(28,485)

Ratio of losses to fixed charges (1)	$—	$—	$—

(1) Pre-tax losses from continuing operations plus fixed charges were inadequate to cover total fixed charges.